UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Papa Murphy’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

698814100

(CUSIP Number)

Misada Capital Flagship Fund LP

200 S. Dwight Place

Englewood, NJ 07631

(201) 564-1187

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698814100

1	NAME OF REPORTING PERSON

Misada Capital Flagship Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 698814100

1	NAME OF REPORTING PERSON

Misada Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,559,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 698814100

1	NAME OF REPORTING PERSON

Noah A. Elbogen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,175
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,559,233
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,175
	10	SHARED DISPOSITIVE POWER

1,559,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,566,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 698814100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Misada Capital Flagship Fund and Misada Capital Holdings LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,559,233 Shares directly owned by Misada Capital Flagship Fund and Misada Capital Holdings LLC is approximately $7,926,987, including brokerage commissions. The 7,175 Shares directly owned by Noah A. Elbogen were purchased with personal funds and the aggregate purchase price was approximately $31,721, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 14, 2017, Misada Capital Holdings LLC entered into a non-disclosure agreement with the Issuer (the “NDA”) to facilitate continued discussions between the Reporting Persons and the Issuer regarding certain matters, including, but not limited to, the Issuer’s Board composition and corporate governance. Pursuant to the NDA, Misada agreed to certain standstill provisions during the pendency of the discussions. The NDA expires on December 14, 2017, unless terminated earlier by either Misada or the Issuer on one business day’s written notice.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 16,965,461 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

A.	Misada Capital Flagship Fund
(a)	As of the close of business on November 15, 2017, Misada Capital Flagship Fund directly owned 1,559,233 Shares.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,233

(c)	The transactions in the Shares by Misada Capital Flagship Fund since the previous Schedule 13D filing are set forth in Schedule A and are incorporated herein by reference.
5

CUSIP NO. 698814100

B.	Misada Capital Holdings LLC
(a)	Misada Capital Holdings LLC, as the general partner of Misada Capital Flagship Fund, may be deemed the beneficial owner of the 1,559,233 Shares owned by Misada Capital Flagship Fund.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,559,233
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,559,233

(c)	Misada Capital Holdings LLC has not entered into any transactions in the Shares since the previous Schedule 13D filing. The transactions in the Shares on behalf of Misada Capital Flagship Fund since the previous Schedule 13D filing are set forth in Schedule A and are incorporated herein by reference.
C.	Noah A. Elbogen
(a)	As of the close of business on November 15, 2017, Mr. Noah A. Elbogen directly owned 7,175 Shares. Mr. Elbogen, as managing member of Misada Capital Holdings LLC, may be deemed the beneficial owner of the 1,559,233 Shares owned directly by Misada Capital Flagship Fund and of the same 1,559,233 Shares owned indirectly by Misada Capital Holdings LLC.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 7,175
2. Shared power to vote or direct vote: 1,559,233
3. Sole power to dispose or direct the disposition: 7,175
4. Shared power to dispose or direct the disposition: 1,559,233

(c)	Mr. Noah A. Elbogen has not entered into any transactions in the Shares since the previous Schedule 13D filing. The transactions in the Shares on behalf of Misada Capital Flagship Fund since the previous Schedule 13D filing are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

6

CUSIP NO. 698814100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2017

Misada Capital Flagship Fund LP

By:	Misada Capital Holdings LLC

By:	/s/ Noah A. Elbogen
	Name:	Noah A. Elbogen
	Title:	Managing Partner

Misada Capital Holdings LLC

By:	Noah A. Elbogen

By:	/s/ Noah A. Elbogen
	Name:	Noah A. Elbogen
	Title:	Managing Member

/s/ Noah A. Elbogen
NOAH A. ELBOGEN

7

CUSIP NO. 698814100

SCHEDULE A

Transactions in the Shares of the Issuer Since the Previous Schedule 13D Filing

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Misada Capital Flagship Fund LP

Purchase of Common Stock	23,299	5.2404	09/18/2017
Purchase of Common Stock	15,000	5.5488	09/20/2017
Purchase of Common Stock	6,806	5.6493	09/22/2017
Purchase of Common Stock	12,600	5.7798	09/25/2017
Purchase of Common Stock	9,803	5.9239	09/26/2017
Purchase of Common Stock	33,628	5.9680	09/27/2017
Purchase of Common Stock	41,557	6.0751	09/28/2017
Purchase of Common Stock	18,500	6.0062	09/29/2017
Purchase of Common Stock	5,000	5.6997	10/02/2017